21004764

SEC
Processing
Section
AUG 1 1 2021
Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benjamin Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Veterans Memorial Highway, Suite 210
(No. and Street)

Hauppauge (City) NY (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF BORGERS CPA PC
(Name – *if individual, state last, first, middle name*)

5400 W CEDAR AVE (Address) LAKEWOOD (City) CO (State) 80226 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin Securities, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cindy Panko Williams
Notary Public
State of Florida
My Commission Expires 07/11/2025
Commission No. HH 149717

Notary Public

Signature

CCO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTORY INFORMATION
TOGETHER WITH AUDITOR'S REPORT
AS OF AND FOR THE YEAR ENDED JUNE 30, 2021

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

BENJAMIN SECURITIES, INC.

TABLE OF CONTENTS

AS OF AND FOR THE YEAR ENDED JUNE 30, 2021

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Benjamin Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benjamin Securities, Inc. (the "Company") as of June 30, 2021, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2020

Lakewood, CO

August 5, 2021

BENJAMIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2021

ASSETS		
Cash and cash equivalents	$	48,817
Due from clearing brokers		127,816
Securities not readily marketable		19,295
Other assets		14,178
Total assets	$	210,106
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses		67,197
Total liabilities		67,197
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	$	500
Retained earnings		142,409
Total stockholder's equity		142,909
Total liabilities and stockholder's equity	$	210,106

The accompanying notes are an integral part of this statement.

BENJAMIN SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2021

Revenue:		
Commissions	$	503,094
Advisory Fees		467,806
Other		49,627
Total revenue		1,020,527
Expenses:		
Employee compensation and related payroll taxes		279,258
Exchange fees and dues		17,539
Commissions and clearance		96,727
Meals, entertainment and auto		38,619
Professional fees		370,013
Data services		15,082
Rent		34,648
Telephone		12,205
Insurance		11,681
Other		45,674
Total expenses		921,446
Net income before Federal Income Tax		99,081
Provision for Federal Income Tax		15,709
Net income	$	83,372

The accompanying notes are an integral part of this statement.

BENJAMIN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2021

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balances - beginning of year	$ 500	$ 49,538	$ 50,038
Stockholder infusions	-	9,500	9,500
Stockholder distributions	-		-
Net income	-	83,371	83,371
Balances - end of year	$ 500	$ 142,409	$ 142,909

The accompanying notes are an integral part of this statement.

BENJAMIN SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2021

Cash flows from operating activities:		
Net income	$	83,371
Changes in assets and liabilities		
Increase in due from clearing brokers		(10,743)
Increase in securities not readily marketable		(16,779)
Increase in other assets		(1,003)
Increase in SBA loan payable		(37,100)
Increase in accounts payable and accrued expenses		15,319
Net cash provided by operating activities		33,065
Cash flows from financing activities:		
Infusions from stockholders		9,500
Net cash used in financing activities		9,500
Increase in cash		42,565
Cash and cash equivalents - beginning of the year		6,252
Cash and cash equivalents - end of the year	$	48,817
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest and penalties	$	6,322
Taxes	$	101,282

The accompanying notes are an integral part of this statement.

1. Organization and Nature of Business

Benjamin Securities, Inc. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not clear trades or carry customer accounts. The Company has entered into clearing agreements with unaffiliated registered broker-dealers (the "clearing brokers") that are members of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing brokers are responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker.

2. Significant Accounting Policies

Basis of accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and Cash equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue recognition

Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018, to opening members equity. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

2. Significant Accounting Policies (continued)

Revenue recognition (continued)

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees
Advisory fees are earned for providing general investor-related advice and are earned, in accordance with the terms of their respective contracts, only when performance obligations have been fully met.

Commission Revenue and Related Clearing Expenses
Commissions for brokering securities transaction, and related clearing expenses are recorded when earned, on a trade date basis.

Other revenue
Other revenue includes interest income and reimbursed postage fees. Postage fee reimbursements are recognized as they are incurred.

Disaggregation of Revenue
All of the Company's revenues for the year ended June 30, 2021 have been disaggregated on the Statement of Income.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of June 30, 2021.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of July 1, 2020 and as of June 30, 2021, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2020 and as of June 30, 2021, there were no contract liabilities.

3. Due from clearing brokers

Deposits with clearing brokers consist of deposits of cash or other short term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates.

4. Income taxes

The Company is taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2019, 2018 and 2017 remain open to examination by the major taxing jurisdictions to which the entity is subject.

5. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements with related disclosures. The Company believes the impact of the ASU is minimal due to the nature of the lease.

6. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company does not carry the accounts of their customers and does not process or safekeep customer funds or securities, and is therefore exempt from rule 15c3-3 of the Securities and Exchange Commission.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio was 61.4 to 1. At June 30, 2021, the Company had net capital of $109,436, which was $104,436 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

BENJAMIN SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JUNE 30, 2021

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	142,909
Deductions: nonallowable assets		
Securities not readily marketable		19,295
Other assets		14,178
Total nonallowable assets		33,473
Net capital	$	109,436

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$	67,197

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Computed minimum net capital required (The greater of	$	4,480
($5,000 or 6.6667% of aggregate indebtedness)		5,000
Minimum net capital required (under SEC Rule 15c3-1)	$	5,000
Excess of net capital	$	104,436
Percentage of aggregate indebtedness to net capital		61.40%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of June 30, 2021.

SCHEDULES II AND III
FOR THE YEAR ENDED JUNE 30, 2021

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of Benjamin Securities, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Benjamin Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, Colorado
August 5, 2021

BENJAMIN SECURITIES, INC.

EXEMPTION REPORT
FOR THE YEAR ENDED JUNE 30, 2021

Benjamin Securities, Inc. (the "Company") asserts, to its best knowledge and belief, the following:

(1) The Company claims an exemption from 240. 15c3-3 under section (k)(2)(ii).

(2) The Company met such exemption provisions in 240. 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Signature

Title
President

BENJAMIN SECURITIES, INC.

AGREED-UPON PROCEDURES

INCLUDING FORM SIPC-7

As of and for the Year Ended June 30, 2021

BENJAMIN SECURITIES, INC.

Supplemental Information
Schedule of SIPC Assessment and Payments
Wednesday, June 30, 2021

Table of Contents

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Members of
Benjamin Securities, Inc.

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2021, which were agreed to by Benjamin Securities, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2021, with the amounts reported in Form SIPC-7 for the year ended June 30, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

Lakewood, Colorado
August 5, 2021

BENJAMIN SECURITIES, INC.

Supplemental Information
Schedule of SIPC Assessment and Payments
June 30, 2021

TOTAL REVENUES	$ 1,020,527
DEDUCTIONS:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	58,147
Other revenue not related either directly or indirectly to the securities business	37,100
Total interest and dividend expense but not in excess of total interest and dividend income	206
TOTAL DEDUCTIONS:	95,453
SIPC NET OPERATING REVENUES	$ 925,074
GENERAL ASSESSMENT @ .0015	$ 1,388
Less: Payments made with Form SIPC 6	632
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 756

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended JUNE 30, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023518 FINRA JUN

Benjamin Securities, Inc.
750 Veterans Memorial Highway - Suite 210
Hauppauge, NY 11788

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ilina Stamova 212-668-8700

2. A. General Assessment (item 2e from page 2) $1,388

B. Less payment made with SIPC-6 filed (exclude interest) (632)

January 28, 2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 756

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $756

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $756

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Benjamin Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of July, 20 21.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JULY 1, 2020 and ending JUNE 30, 2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,020,526
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	58,147
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): SBA Loan forgiveness	37,100
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $206	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	206
Total deductions	95,453
2d. SIPC Net Operating Revenues	$ 925,073
2e. General Assessment @ .0015	$ 1,388
	(to page 1, line 2.A.)